UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Offering Price	Aggregate Offering	Amount of
Securities To Be Registered	Registered	Per Unit	Price	Registration Fee

Notes offered hereby	$1,000,000.00	100.00%	$1,000.000.00	$30.70(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $84,875.20 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $30.70 registration fee for this offering, $84,844.50 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 21 dated May 31, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

EKSPORTFINANS ASA

$1,000,000.00 One Year 9.00% Reverse Convertible Notes
Linked to Popular, Inc. (“BPOP”)
due June 13, 2008

Offering Information

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Aggregate face amount:	$1,000,000.00

CUSIP No.:	28264QFU3

ISIN:	US28264QFU31

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal

Investing in the notes involves a number of risks.  See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions		Proceeds to Us

Per note	$1,000.00	$17.50	*	$982.50
Total	$1,000,000.00	$17,500.00	*	$982,500.00

*	See “Supplemental plan of distribution” below.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Natixis Securities North America Inc.

Key Terms of the Notes

Reference Shares:	Popular, Inc. (the Reference Shares) (ISIN: PR7331741061) are traded on the Nasdaq Stock Market, Inc. (NASDAQ) (the Relevant Exchange) under the symbol “BPOP”.

Interest Rate:	9.00% per annum, payable monthly in arrears in 12 equal 0.75% payments on each of July 13, 2007, August 13, 2007, September 13, 2007, October 12, 2007, November 13, 2007, December 13, 2007, January 11, 2008, February 13, 2008, March 13, 2008, April 11, 2008, May 13, 2008, June 13, 2008 (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

•   if the official closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

•   if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$17.22.

Final Reference Level:	The official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	$14.637, which is 85% of the Initial Reference Level.

Share Redemption Amount:	58.0720 Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Trade Date:	May 31, 2007

Original Issue Date:	June 13, 2007

Determination Date:	June 10, 2008

Maturity Date†:	June 13, 2008

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Fascimile No.: +1 212 891 1922

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Additional terms specific to the notes

You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected risk considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated April 12, 2007.

Hypothetical examples of amounts payable at maturity

The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes.

Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.

If the official closing price quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the corresponding Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, and the Final Reference Level is less than the Initial Reference Level on the Determination Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).

Popular, Inc.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $17.22 and a Knock-In Level of $14.637. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

		12
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	12 Month Total Return
on Determination Date	Maturity	Payments	$	%

Greater than: $17.22	$1,000.00	$90.00	$1,090.00	9.0000%
$17.22	$1,000.00	$90.00	$1,090.00	9.0000%
$16.36	$1,000.00	$90.00	$1,090.00	9.0000%
$15.50	$1,000.00	$90.00	$1,090.00	9.0000%
$14.65	$1,000.00	$90.00	$1,090.00	9.0000%

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $17.22 and a Knock-In Level of $14.637. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

		12
Assumed Closing Price	Value of	Monthly
of Reference Shares	Payment at	Interest	12 Month Total Return
on Determination Date	Maturity	Payments	$	%

Greater than: $17.22	$1,000.00	$90.00	$1,090.00	9.000%
$17.22	$1,000.00	$90.00	$1,090.00	9.000%
$15.50	$900.00	$90.00	$990.00	−1.000%
$13.78	$800.00	$90.00	$890.00	−11.000%
$12.05	$700.00	$90.00	$790.00	−21.000%
$ 8.27	$600.00	$90.00	$690.00	−31.000%
$ 6.89	$500.00	$90.00	$590.00	−41.000%
$ 3.31	$400.00	$90.00	$490.00	−51.000%
$ 2.48	$300.00	$90.00	$390.00	−61.000%
$ 0.66	$200.00	$90.00	$290.00	−71.000%
$ 0.33	$100.00	$90.00	$190.00	−81.000%
$ 0.00	$0.00	$90.00	$90.00	−91.000%

The Reference Shares

General

Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares is derived from publicly available sources and is provided for informational purposes only.

The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

According to its publicly available documents, Popular is a diversified bank holding company. Its principal bank subsidiary is Banco Popular de Puerto Rico (Banco Popular). Banco Popular has retail franchise in Puerto Rico, with 195 branches and over 580 automated teller machines. Banco Popular also operates seven branches in the United States Virgin Islands, one branch in the British Virgin Islands and one branch in New York. Banco Popular has three subsidiaries: Popular Auto, Inc., Puerto Rico’s vehicle financing, leasing and daily rental company; Popular Finance, Inc., a small personal loan and mortgage company with 42 offices and seven mortgage centers in Puerto Rico, and Popular Mortgage, Inc., a mortgage loan company with 33 offices in Puerto Rico. Information provided to or filed with the SEC by Popular, Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 000-13818.

In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the issuer of the Reference Shares from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the issuer of the Reference Shares in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the issuer of the Reference Shares are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the issuer of the Reference Shares could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about any of the issuer of the Reference Shares after the date of this terms supplement.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the issuer of the Reference Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Historical Performance

The Reference Shares are traded on NASDAQ under the symbol “BPOP”. The following table sets forth the published intra-day high, low and closing prices of each of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount notes or more on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End

2004
First Quarter	$24.050	$21.500	$21.550
Second Quarter	21.970	20.040	21.385
Third Quarter	26.300	21.465	26.300
Fourth Quarter	28.870	24.540	28.830
2005
First Quarter	$28.030	$23.800	$24.320
Second Quarter	25.650	22.940	25.190
Third Quarter	27.520	24.220	24.220
Fourth Quarter	24.050	20.100	21.150
2006
First Quarter	$21.200	$19.540	$20.760
Second Quarter	21.980	18.530	19.200
Third Quarter	20.120	17.410	19.440
Fourth Quarter	19.660	17.230	17.950
2007
First Quarter	$18.940	$15.820	$16.560
Second Quarter (through May 30, 2007)	17.290	15.820	17.220

Supplemental information regarding taxation in the United States

The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.39%, and the remaining 3.61% constitutes Put Premium (as defined in the accompanying product supplement no. 1).

Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.